Exhibit 1.05

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

FOR IMMEDIATE RELEASE

CDC Software’s Manufacturing Operations Management Solution Selected by Leading Food
Manufacturers to Help Cope with Rising Costs

Weetabix Food Company, American Beverage Corporation, Home Market Foods® and Windsor Foods
Implementing CDC Factory

HONG KONG, ATLANTA –March 13, 2008 — CDC Software, a wholly-owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software applications and business services, announced today that several leading food manufacturers have recently selected its CDC Factory solution to help optimize operational efficiency (OEE), provide immediate feedback on key operating metrics, empower employees to make real time decisions and significantly reduce costs.

Weetabix Food Company

The Weetabix Food Company has been creating breakfast cereals since 1932 using premium ingredients. Weetabix exports to more than 80 countries worldwide. Popular cereal brands include Weetabix, Alpen, Weetaflakes, Ready Brek, Weetabix Minis and Weetos.

Weetabix, which recently implemented CDC Factory, needed a way to grow the branded side of the business, increase operational efficiencies, improve packaging and raw material yields, and, most importantly, significantly reduce labor expenses. Weetabix chose CDC Factory because it could provide real-time visibility into detailed, actual operating metrics including production rates, yields, utilization, and per-unit cost. This critical information, provided in real-time during production runs and in summary immediately at the end of a shift, helps enable quick decisions that may eliminate inefficiencies and production cost overruns.

“Prior to CDC Factory, we were unknowingly operating at 48 percent Overall Equipment Effectiveness (OEE)” said Paul Whitehead, plant manager, Weetabix Food Company. “Weetabix has put a team together to work on each of the causes of the factory downtime. We now have full visibility of the factory floor and have dramatically reduced production line stoppages, as well as reduced our labor and administrative costs”.

American Beverage Company

American Beverage Corporation (ABC), a diversified non-carbonated beverage company, is part of the multi-billion dollar Dutch food group Royal Wessanen. Founded as Daily Juice Products in 1960, ABC has grown to become a multi-million dollar manufacturer and marketer of non-alcoholic cocktail mixers, ready-to-drink cocktails, juice beverages and spring water, is the third largest U.S. producer of non-carbonated bottled fruit drinks and is a leading manufacturer of kids’ beverages.

Facing capacity constraints, an inability to meet sales orders sufficiently, and the need to drive efficiency and increase output, ABC decided it needed to take action and find a solution that would solve these challenges.

After 15 months searching, and numerous vendor evaluations, ABC discovered CDC Factory and decided to move forward quickly. ABC concluded that, of all the solutions they had evaluated, CDC Factory would provide the most efficient path to meeting their goals, and more importantly, provide the ability to get the right information to the right people at the right time, which helps drive change on the shop floor.

“The other vendors talked about their solutions and showed us their standard demonstrations,” said Ken Janowitz, director of operations, American Beverage Corporation. CDC Software took us through an eye-opening, 3-day performance review with CDC Factory using our own data. Through this unique benchmark process, we began to see and measure opportunities for performance improvement before we even purchased the software. At the end of this process, we knew with a high degree of confidence, that CDC Factory was the solution we needed.”

Home Market Foods

Home Market Foods® is an industry leader offering creative, retail packaged foods and menu solutions and is committed to providing specialized technical support in developing innovative products customized to clients’ specifications. Specialized brands include The Cooked Perfect® brand of fully-cooked meat entrées and The Freezer Queen® brand.

Home Market Foods was undergoing a cost-rationalization exercise that identified the need to improve operating visibility and efficiency as a foundation for growth. They saw CDC Factory as a solution that would help them achieve this strategic goal by empowering their employees, introducing a response-culture and encouraging factory floor workers to take responsibility for making production line corrections in real-time.

“We were looking to empower our workforce to make real-time decisions on the factory floor,” said Wes Atamian, president of Home Market Foods. “The capability-proving sessions of the 3-day performance review allowed me to physically see how my people would interact with the system and how it would allow them to take immediate action.”

Windsor Foods

After a successful CDC Factory rollout at their Toluca, IL, facility, Windsor Foods has decided to move forward with a second implementation at their Lampasas, TX facility. For this leading manufacturer of frozen ethnic foods and appetizers, its plant-wide implementation of CDC Factory in Toluca has been saving hundreds of thousands of dollars per year by delivering percentage-point improvements in the key areas of labor utilization, materials and packaging waste, and administration time.

“After a detailed evaluation of nine vendors, we selected CDC Factory,” said Steve Leins, vice president, operations, Windsor Foods. “The CDC Factory solution stood out from the beginning because it offered a full end-to-end solution versus a single point solution. CDC Software also provided the most usable interface and recognized what was important to us in our culture change.”

“We are extremely pleased with the addition of these prestigious food manufacturers to the CDC Factory family,” said Eric Musser, CEO of CDC Software. “This accelerating demand from new customers, and recent feedback from our current customers, in terms of measured impact on their businesses, is a true testament to the value we are delivering with industry-specific solutions for food manufacturing. With our industry expertise and software solution designed specifically for food manufacturers, we are looking forward to continued growth and enhanced focus on this very important global industry.”

CDC Factory
CDC Factory is the first packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. By standardizing the best practices of lean manufacturing, OEE (Overall Equipment Effectiveness) and continuous improvement, CDC Factory provides a real-time framework that integrates scheduling, operations, quality and maintenance. Specifically designed for food and beverage, pharmaceutical packaging and consumer packaged goods manufacturers, CDC Factory enables real-time decision making to support a demand-driven strategy at all levels in the organization, from factory floor operators to executive management. Leading manufacturers are using CDC Factory to reduce operating costs and waste, unlock hidden capacity, improve customer service and employee satisfaction, while minimizing risk by assuring regulatory compliance. For more information, visit: www.cdcfactory.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management ,warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.
These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT  2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our ability to continue to grow in the future and focus on the global food manufacturing industry, the ability of CDC Factory to address the needs of process manufacturers such as the ability improve efficiencies, improve production, yields, feedback, visibility and accountability into plant floor, metrics, operations and customer order fill rates, the ability of our products to provide key functionality, allow better decision making, drive cost savings and provide competitive advantages, reduce downtime due to inefficiency, improve changeover time, portion control and accountability, increase output, throughput and accuracy of root-cause analyses, realize additional cost savings, operating margins and competitive advantages, the ease and timing of deploying our solutions, and the ability to realize upfront value using our products. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market; the continued ability of CDC Factory solutions to address process manufacturer’s business requirements; demand for and market acceptance of new and existing manufacturing operations management solutions; and development of new functionalities which would allow companies to compete more effectively. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

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